

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 26, 2024

Jon Congleton
Chief Executive Officer
Mineralys Therapeutics, Inc.
150 N. Radnor Chester Road, Suite F200
Radnor, PA 19087

      Re: Mineralys Therapeutics, Inc.
          Registration Statement on Form S-3
          Filed March 21, 2024
          File No. 333-278122

Dear Jon Congleton:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Cindy Polynice at 202-551-8707 with any questions.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Life Sciences

cc: Griffin D. Foster, Esq.